YouStake, Inc.
A Delaware Corporation

Financial Statements (unaudited) and Independent Accountants' Review Report
Twelve Months Ended April 30, 2017 and 2016

YouStake, Inc.
Financial Statements (unaudited)

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Board of Directors & Management
YouStake, Inc
Las Vegas, Nevada

We have reviewed the accompanying financial statements of YouStake, Inc. (a Delaware corporation), which comprise the balance sheets as of April 30, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 6 of the financial statements, YouStake, Inc. has generated significant losses to date, generates negative cash flow from operations, and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about YouStake Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

August 29, 2017

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

YOUSTAKE, INC.
Balance Sheets
(unaudited)

	April 30,	
	2017	2016

Assets

Current assets

Cash (Note 1)	$	**39,172**	$ 250,696
Prepaid expenses (Note 2)		**3,250**	-
Total current assets		**42,422**	250,696
Other assets			
Receivable from investor		**-**	5,000
Deposits		**-**	2,700
Total other assets		**-**	7,700
Total assets	$	**42,422**	$ 258,396

Liabilities and stockholders' deficit

Current liabilities

Accounts payable and accrued liabilities (Note 4)	**27,012**	75,987
Accrued executive compensation	**106,900**	-
Accrued payroll taxes	**2,617**	7,413
Officer loan (Note 4)	**1,970**	-
Unearned revenue (Note 5)	**-**	76,822
Total current liabilities	**138,499**	160,222
Other liabilities		
Convertible debt, net of discount (Note 1 and 3)	**119,444**	102,778
Total liabilities	**257,943**	263,000
Commitments & contingencies	**-**	-
Stockholders' deficit		
Common stock, 10,000,000 shares, $0.001 par value, authorized; 9,575,000 and 9,224,000 shares issued and outstanding as of April 30, 2017 and 2016, respectively (Note 10)	**9,575**	9,224
Paid in capital - purchase rights	**746,000**	317,000
Accumulated deficit	**(971,096)**	(330,828)
Total stockholders' deficit	**(215,521)**	(4,604)
Total liabilities and stockholders' equity	$ **42,422**	$ 258,396

See accountants' review report and accompanying notes to the financial statements.

YOUSTAKE, INC.
Statements of Operations
(unaudited)

	For the twelve months ended April 30, 2017	2016
Revenues	$ 784,770	$ 15,562
Cost of sales	763,995	3,666
Gross profit	20,775	11,896
Operating expenses		
Administrative expenses	5,707	2,000
Bad debt	16,062	-
Marketing and advertising	19,087	87,008
Occupancy	9,900	10,800
Office expenses	7,265	3,161
Wages and salaries	399,005	141,836
Professional fees	140,484	36,975
Repairs and maintenance	2,014	-
Research and development	21,711	5,384
Sales	11,336	34,037
Travel and entertainment	6,553	18,753
Utilities	5,274	-
Total operating expenses	644,398	339,954
Income from operations	(623,623)	(328,058)
Other income (expense)		
Interest expense	(16,667)	(2,778)
Interest income	22	8
Total other income (expense)	(16,645)	(2,770)
Net loss before provision for income taxes	(640,268)	(330,828)
Provision for income taxes	-	-
Net Loss	$ (640,268)	$ (330,828)
Loss per common share	$ (0.07)	$ (0.04)
Weighted average shares outstanding, basic & diluted	9,388,698	7,513,514

See accountants' review report and accompanying notes to the financial statements.

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YOUSTAKE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

For the twelve months ended April 30, 2017 and 2016

| | Common Stock | | Paid in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Balance on May 1, 2015	-	-	-	-	-
Common shares issued at $.001 for services	9,224,000	9,224			9,224
Paid in capital - purchase rights			317,000		317,000
Net loss	-			(330,828)	(330,828)
Balance on April 30, 2016	9,224,000	$ 9,224	$ 317,000	$ (330,828)	$ (4,604)
Common shares issued at $.001 for services	351,000	$ 351			351
Paid in capital - purchase rights			429,000		429,000
Net Loss	-			(640,268)	(640,268)
Balance on April 30, 2017	9,575,000	$ 9,575	$ 746,000	$ (971,096)	$ (215,521)

See accountants' review report and accompanying notes to the financial statements.

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YOUSTAKE, INC
STATEMENTS OF CASH FLOWS
(unaudited)

	For the twelve months ended April 30,	
	2017	2016
Cash flows from operating activities		
Net loss	**$ (640,268)**	$ (330,828)
Stock Compensation	**351**	9,224
Adjustments to reconcile net loss to net cash		
used by operating activities:		
(Increase)/decrease in debt discount, net	**16,666**	(22,222)
(Increase)/decrease in prepaid expenses	**4,450**	(7,700)
Increase/(decrease) in accounts payable & accrued expenses	**53,129**	83,400
Increase/(decrease) in unearned revenue	**(76,822)**	76,822
Net cash used by operating activities	**(642,494)**	(191,304)
Cash flows from financing activities		
Proceeds from issuance of future purchase rights	**429,000**	317,000
Proceeds from the sale of convertible debt	**-**	125,000
Proceeds from officer loan	**1,970**	-
Net cash provided by financing activities	**430,970**	442,000
Net increase/(decrease) in cash and cash equivalents	**(211,524)**	250,696
Cash and cash equivalents, beginning	**250,696**	-
Cash and cash equivalents, ending	**$ 39,172**	$ 250,696

See accountants' review report and accompanying notes to the financial statements.

Note 1 - Nature of Business and Significant Accounting Policies

This summary of significant accounting policies of YouStake, Inc. ("YouStake" or "the Company") is presented to assist in understanding the Company's financial statements and have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Organization & business activities

YouStake, Inc is a startup corporation organized in 2015 under the laws of the State of Delaware. The Company is headquartered in Las Vegas, Nevada and is a software technology company, operating in Sports Tech and FinTech, broadly as a consumer marketplace. YouStake is the first fully integrated sports staking platform that allows the masses to invest in skilled sports players for entry in regulated and reported events.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is April 30.

Cash and cash equivalents

The Company considers all highly liquid instruments with maturities of three months or less at the time of issuance to be cash equivalents. At April 30, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which may exceed federally insured limits. As of April 30, 2017 and 2016, the Company's accounts are insured for $250,000 by FDIC for US bank deposits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Advertising costs

Advertising costs are expensed as incurred. During the years ended April 30, 2017 and 2016, the Company recognized $19,087 and $87,008 in advertising, marketing, and promotional costs, respectively.

<u>Revenue recognition</u>

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Persuasive Evidence of an Arrangement—YouStake's website serves as a comprehensive platform for all transactions, allowing customers to create accounts and initiate a transaction. Persuasive evidence exists when a customer has initiated a transaction on the web platform, have agreed to the terms, and YouStake has accepted. The Company has multiple models for customers, including:
- Player Registration
- Equity Crowdfunding
- Reward Crowdfunding
- Donation Crowdfunding

Delivery Has Occurred or Services Have Been Performed—The Company acts as a service provider to link its customers to their respective player to "stake" or for players to seek out other customers for funding. As a result, the Company recognizes revenue at the time the link between player/customer has been established as a transaction fee.

The Fee for the Arrangement Is Fixed or Determinable—The fee charged to each customer is a flat, percentage-based fee and is known at the time of consummation of the agreement, ranging from 5%-20% of transaction costs.

Collectability Is Reasonably Assured—The Company determines that collectability is reasonably assured prior to recognizing revenue. Customers are required to electronically transmit funds at the time of transaction initiation, resulting in immediate collectability by YouStake.

<u>Income taxes</u>

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Any income tax-related penalties are expensed as incurred.

<u>Accounts Receivable/Bad Debt</u>

In general, the Company does not extend credit to its customers in the normal course of business. However, from time to time, credit may be extended to customers for various reasons, upon management approval. Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past

See accountants' review report and accompanying notes to the financial statements.

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transaction history with the customer, current economic industry trends, and changes in customer payment terms. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of April 30, 2017 and 2016, the Company had not considered it necessary to establish an allowance account.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value as of April 30, 2017 and 2016.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new guidance supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which delayed the effective date of the new guidance by one year, which will result in the new guidance being effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and is to be applied retrospectively. Early adoption is permitted, but can be no earlier than the original public entity effective date of fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is evaluating the impact of adopting the new guidance on its financial statements, but does not expect the adoption to have a material impact on its financial statements.

Stock-based compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.
Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Earnings per share

The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. As of April 30, 2016 and 2017, the Company had potentially dilutive rights outstanding related to its SAFE funding and convertible securities.

Note 2 – Prepaid expenses

As of April 30, 2017 the balance in prepaid expenses is the result of a legal retainer paid in May of 2016. The initial retainer was $125,000 and the remainder at April 30, 2017 was $3,250.

Note 3 – Accrued Liabilities

The Company delayed instituting a payroll system until July 2016. Prior to this employees and directors pay was accrued in the amount of $75,424 as of April 30, 2016 and $26,898 as of April 30, 2017.

Note 4 – SAFE & KISS Funding

During the twelve months ended April 30, 2016, $317,000 was received from various investors under the arrangements of a SAFE (Simple Agreement for Future Equity) agreement. These amounts are automatically redeemable into shares of the Company's common stock upon the issuance of shares in a qualified equity financing at an average of a 75%-80% discount on the funding prices. These agreements represent rights for future participation in a future funding event and, as such, the amounts were recorded as additional paid in capital, at cost. Should the Company fail to enter into a qualified equity financing, no amounts are due or payable under the terms of the SAFE agreement, the agreements have no stated maturity date, and no stated interest rates. During the year ended April 30,

See accountants' review report and accompanying notes to the financial statements.

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2017, the Company received an additional $429,000 from various investors under the arrangements of additional SAFE agreements. As of April 30, 2017, the Company has $746,000 in participation rights outstanding.

During the year ended April 30, 2016, the Company also entered into a KISS (Keep It Simple Security) agreement in the aggregate amount of $ $125,000. The note included a $25,000 "program fee" to be retained by the investor, resulting in a net balance of $100,000 outstanding. The KISS agreement also allows the investor to participate in a future funding round at a discount of 80%, however the agreement contains an additional conversion clause. If a qualified equity funding has not taken place or is not anticipated, the investor has the option of converting the full balance into shares of the Company's common stock after 18 months.

The $25,000 "program fee" is considered to be an original issue discount and will be amortized over the optional conversion period specified in the note agreement, which is 18 months following the date of issuance. The amount incurred and recorded to interest expense for fiscal years ended April 30, 2016 and 2017 is $2,778 and $16,667, respectively

Note 5 – Unearned Revenue

Unearned revenue and trust liabilities are deposits from users that have not met the criteria to be recognized as income. These accounts are reviewed monthly and adjusted as appropriate. As of April 30, 2016 the balance $76,822 in unearned revenue consisted of buy-ins for tournaments completed during fiscal year ended April 30, 2017

Note 6 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated positive cash flow from operations, relies on outside sources to fund operations, and has incurred losses from inception of approximately $972,000, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales under its current business model, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 7 – Related Party Transactions

In support of the Company's efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by officers, directors, or shareholders. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances are considered temporary in nature and have not been formalized by a promissory note.

See accountants' review report and accompanying notes to the financial statements.

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Since May 1, 2015 (Inception) through April 30, 2017, the Company's CEO loaned the Company $1,970 to pay for incorporation costs and operating expenses. As of April 30, 2017, the amount outstanding was $1,970. The loan is non-interest bearing, due upon demand and unsecured.

Note 8 – Leases

The company signed a one-year lease agreement, commencing March 1, 2017. The Company is granted use of 618 South 11th Street, Suite 140 Las Vegas, NV 89101 for the monthly lease payment of $650. Future minimum payments under the lease agreement total $6,500.

Note 9 – Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance.

| | For the twelve months ended April 30, | |
	2017	2016
Book loss for the year	$ **(640,268)**	$ (330,828)
Adjustments:		
Amortization	**15,577**	(3,312)
Accrual to cash basis items	**(61,453)**	218,659
Non-deductible stock compensation	**351**	9,224
Start up costs	**-**	16,346
Non-deductible meals	**1,470**	1,396
Bad debts	**16,062**	-
Charitable contributions	**648**	-
Tax loss for the year	$ **(667,613)**	$ (88,515)
Estimated effective tax rate	**35%**	35%
Deferred tax asset	$ **(233,665)**	$ (30,980)

The income tax benefit differs from the amount computed by applying the statutory federal and state

See accountants' review report and accompanying notes to the financial statements.

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income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

For the twelve months ended April 30,

	2017	2016
Deferred tax asset	$ **(233,665)**	$ (30,980)
Valuation allowance	**233,665**	30,980
Current taxes payable	**-**	-
Income tax expense	$ **-**	$ -

As of April 30, 2017, the Company has a net operating loss carryforward of approximately $756,128 to reduce future federal taxable income which begins to expire in the year 2035. The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. With limited exception, all of the Company's open tax years beginning in tax year 2014 are subject to federal and state tax examinations.

Note 10 – Stockholders' Equity

The Company is authorized to issue up to 10,000,000 shares of common stock, par value $0.001. During the year ended April 30, 2016 the Company:

- Authorized the issuance of 3,200,000 shares, valued at $3,200, to the Founder and Chief Executive Officer Frank DeGeorge as compensation for services and bonus
- Authorized the issuance of 2,200,000 shares, valued at $2,200, to the Co-Founder and Chief Operating Officer Scott Hansbury as compensation for services and bonus
- Authorized the issuance of 2,200,000 shares, valued at $2,200 to Nick DeGeorge Head of Customer Success as compensation for services and bonus
- Issued a total of 1,624,000 shares to various individuals and companies, valued at $1,624, in payment for services previously rendered.

During the year ended April 30, 2017 the Company:

- Issued 351,000 shares to various individuals, valued at $351, in payment of services performed.

Note 11 – Subsequent Events

Management has evaluated subsequent events through August 29, 2017, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure.

See accountants' review report and accompanying notes to the financial statements.

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